

November 16, 2010

Mr. John A. Marhofer, Jr.
Chief Financial Officer
Cleveland BioLabs, Inc.
73 High Street,
Buffalo, New York   14203

      Re: Cleveland BioLabs, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed on March 22, 2010
               File No. 001-32954

Dear Mr. Marhofer:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Gus Rodriguez
               Accounting Branch Chief